UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 20, 2008

Commission File Number 2-39621



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 20, 2008, we issued a press release announcing our financial results for the quarter ended September 30, 2008. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

   The following exhibits are furnished herewith.

   Exhibit 99.1   Press Release, dated October 20, 2008, announcing our financial results for the quarter ended September 30, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

October 20, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1



UNITED FIRE & CASUALTY COMPANY

118 Third Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contact: Randy A. Ramlo, President/CEO
Dianne M. Lyons, Vice President/CFO
319-399-5700

United Fire & Casualty Company Reports September 30, 2008 Results

- **Third quarter loss of $.63 per diluted share/Year-to-date earnings of $.07 per diluted share**
- **Third quarter combined ratio of 129.0%/Year-to-date combined ratio of 110.1%**
- **Book value per share of $25.55 as of September 30, 2008 compared to $27.63 at December 31, 2007**

Cedar Rapids, October 20, 2008 – United Fire & Casualty Company (NASDAQ: UFCS) today reported a net loss of $16.8 million, or $.63 per diluted share for the third quarter of 2008, compared to net income of $19.1 million or $.69 per diluted share for the third quarter of 2007. For the first nine months of 2008, net income was $1.8 million, or $.07 per diluted share, compared to $84.9 million, or $3.06 per diluted share, for the nine months ended September 30, 2007.

For the third quarter of 2008, we reported an operating loss of $14.1 million, or $.53 per share, compared to operating income of $18.5 million, or $.67 per share for the third quarter of 2007. Operating income for the current year was $4.6 million, or $.17 per share, compared to $82.1 million, or $2.97 per share, for the prior year. Operating income (loss) is a non-GAAP financial measure, which we define as net income excluding realized investment gains and losses and related federal income taxes.

Consolidated Highlights (Dollars in Thousands Except Per Share Data)	Three Months Ended September 30,			Nine Months Ended September 30,		
	2008	2007	**%**	**2008**	2007	**%**
Consolidated revenues	$ **149,381**	$ 158,219	-5.6 %	$ **451,670**	$ 472,769	-4.5 %
Net income (loss)	**(16,826)**	19,071	-188.2 %	**1,778**	84,933	-97.9 %
Weighted average shares outstanding	**26,807,442**	27,629,595	-3.0 %	**27,049,564**	27,646,220	-2.2 %
Basic earnings (loss) per common share	**(0.63)**	0.69	-191.3 %	**0.07**	3.07	-97.7 %
Diluted earnings (loss) per common share	**(0.63)**	0.69	-191.3 %	**0.07**	3.06	-97.7 %
Operating income (loss) [1]	**(14,125)**	18,505	-176.3 %	**4,615**	82,096	-94.4 %
Operating income (loss) per share [1]	**(0.53)**	0.67	-179.1 %	**0.17**	2.97	-94.3 %
Book value per share	**25.55**	27.27	-6.3 %	**25.55**	27.27	-6.3 %
Cash dividends declared per common share	**0.150**	0.135	11.1 %	**0.450**	0.405	11.1 %
Pre-tax catastrophe losses [1] [2]	**36,743**	4,789	667.2 %	**53,122**	10,436	409.0 %
Effect on after-tax earnings	**0.89**	0.11	709.1 %	**1.28**	0.25	412.0 %
Effect on combined ratio	**31.3 %**	4.0 %	682.5 %	**15.4 %**	3.0 %	413.3 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) This number does not include $10.8 million that was incurred in the second quarter of 2008 from a lawsuit related to Hurricane Katrina, which is pending appeal.

"Cumulatively, Hurricanes Gustav and Ike were considerable financial events for our company, resulting in more than $23.7 million in incurred losses and expenses in the third quarter – a number that could potentially increase as more information as our loss adjustment process develops," said President and CEO Randy Ramlo. "These hurricanes made fairly direct hits on two of our three largest Gulf Coast exposures that we monitor – the southern Louisiana and Galveston-Houston areas – but we're confident that the losses from both hurricanes will fall below our per-occurrence reinsurance retention limits. Overall, our book of business performed as expected.

"Unlike most other catastrophes that we deal with as an insurer, United Fire was directly affected by Hurricanes Gustav and Ike. Due to Hurricane Gustav, our New Orleans claims office in Metairie closed for three days. Due to Hurricane Ike, our Gulf Coast regional office in Galveston closed for three weeks before reopening in a temporary facility in the Houston area. It may be several weeks before employees are able to reoccupy our leased office space in Galveston. Both of these events came shortly after the reopening of our home office in Cedar Rapids, which had sustained extensive damage due to record flooding in the Midwest during the second quarter. Our employees in the home office were displaced for 11 weeks, with some working from a temporary facility and some working from home, before being able to reoccupy our home office buildings.

"Needless to say, it has been quite a year for our company so far. However, with the support of our employees and our customers, we have been able to meet the challenges created by these natural disasters with almost no disruption in service to our agents and policyholders. Our level of automation allowed us to continue to settle claims, process new business and service existing accounts despite the temporary office closings, with all telephone calls being transferred to our other regional offices and employees working from temporary locations. We're very proud to say that for the most part it was business as usual for our customers during these natural disasters.

"As for our life insurance segment, without the impact of the $5.8 million in write-downs attributable to Lehman Brothers filing for Chapter 11 bankruptcy protection, the net income for our life insurance segment was comparable to the same period last year."

Ramlo also commented on the turmoil in the financial market. "There is still uncertainty in the investment environment, which has gone through unprecedented volatility in recent weeks. We have been impacted by this volatility, with our investments generating an unrealized loss of $40.0 million or 1.9 percent of our portfolio for the third quarter ($102.5 million unrealized loss or 4.8 percent year-to-date). The volatility in the market has continued into the fourth quarter and has had a direct impact on our equity portfolio, which accounts for only 7.5 percent of our invested assets. Despite this unprecedented period in economic history, our conservative philosophy towards the management of investments has helped us to maintain a strong portfolio and has resulted in the recognition of limited losses from impaired investments."

Consolidated supplementary financial information

Income Statement: (Dollars in Thousands)	Three Months Ended September 30, 2008		Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008		Nine Months Ended September 30, 2007
Revenues						
Net premiums written [(1)]	$	**122,440**	$ 119,527	$ **384,519**	$	384,163
Net premiums earned	$	**128,017**	$ 126,988	$ **374,234**	$	375,545
Investment income, net of investment expenses		**25,192**	30,117	**81,091**		92,369
Realized investment gains (losses)		**(4,154)**	871	**(4,364)**		4,365
Other income		**326**	243	**709**		490
Total Revenues		**149,381**	158,219	**451,670**		472,769
Benefits, Losses and Expenses						
Losses and loss settlement expenses		**120,267**	78,450	**288,456**		190,495
Increase in liability for future policy benefits		**6,696**	3,472	**17,902**		10,468
Amortization of deferred policy acquisition costs		**32,481**	33,668	**97,036**		100,289
Other underwriting expenses		**7,810**	5,514	**20,298**		17,672
Disaster charges and other related expenses		**484**	-	**4,237**		-
Interest on policyholders' accounts		**9,844**	10,645	**30,507**		32,671
Total Benefits, Losses and Expenses		**177,582**	131,749	**458,436**		351,595
Income (loss) before income taxes		**(28,201)**	26,470	**(6,766)**		121,174
Federal income tax expense (benefit)		**(11,375)**	7,399	**(8,544)**		36,241
Net Income (Loss)	$	**(16,826)**	$ 19,071	$ **1,778**	$	84,933

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Balance Sheet: (Dollars in Thousands)	September 30, 2008		December 31, 2007
Total cash and investments	$	**2,248,825**	$ 2,399,141
Total assets		**2,711,576**	2,760,554
Future policy benefits and losses, claims and loss settlement expenses	$	**1,723,186**	$ 1,681,060
Total liabilities		**2,027,384**	2,009,057
Net unrealized investment gains, after tax	$	**38,717**	$ 85,579
Total stockholders' equity		**684,192**	751,497

Property and casualty insurance

Property & Casualty Insurance Financial Results:		Three Months Ended September 30,				Nine Months Ended September 30,		
(Dollars in Thousands)		**2008**		2007		**2008**		2007
Revenues								
Net premiums written [1]	$	**111,895**	$	112,068	$	**356,407**	$	361,323
Net premiums earned	$	**117,278**	$	119,222	$	**345,644**	$	351,703
Investment income, net of investment expenses		**7,124**		10,439		**25,184**		32,782
Realized investment gains		**1,724**		814		**3,056**		3,281
Other income (loss)		**(32**)		8		**(61**)		21
Total Revenues		**126,094**		130,483		**373,823**		387,787
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**116,536**		74,813		**278,275**		177,980
Amortization of deferred policy acquisition costs		**29,354**		31,240		**88,076**		91,595
Other underwriting expenses		**5,389**		3,465		**14,021**		11,540
Disaster charges and other related expenses		**484**		-		**4,237**		-
Total Benefits, Losses and Expenses		**151,763**		109,518		**384,609**		281,115
Income (loss) before income taxes		**(25,669**)		20,965		**(10,786**)		106,672
Federal income tax expense (benefit)		**(10,503**)		5,466		**(9,988**)		31,148
Net Income (Loss)	$	**(15,166**)	$	15,499	$	**(798**)	$	75,524
GAAP combined ratio:								
Net loss ratio		**99.4 %**		62.8 %		**80.5 %**		50.6 %
Expense ratio [2]		**29.6 %**		29.1 %		**29.6 %**		29.3 %
Combined ratio		**129.0 %**		91.9 %		**110.1 %**		79.9 %
Combined ratio (without catastrophes) [3]		**97.7 %**		87.9 %		**94.7 %**		76.9 %
Statutory combined ratio: [1]								
Net loss ratio		**99.0 %**		62.9 %		**80.4 %**		51.0 %
Expense ratio		**30.1 %**		30.9 %		**29.1 %**		29.9 %
Combined ratio		**129.1 %**		93.8 %		**109.6 %**		80.9 %
Combined ratio (without catastrophes) [3]		**97.8 %**		89.8 %		**94.2 %**		77.9 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) The GAAP expense ratio does not include the $.5 million and $4.2 million in disaster charges which were incurred during in the third quarter of 2008 and the nine months ended September 30, 2008, respectively.
(3) Pre-tax catastrophe losses do not include $10.8 million that was incurred in the second quarter of 2008 from a lawsuit related to Hurricane Katrina, which is pending appeal.

Highlights for the Three- and Nine-Month Periods Ended September 30, 2008 and 2007:

- Net premiums written decreased in the third quarter of 2008 and year to date as compared to the same periods in 2007. The competitive market environment continues to affect our growth through a continuation of gradual decreases in premium level in some of our lines of business, which dates back to the third quarter of 2004. However, we are encouraged that, of the rate changes processed during the third quarter of 2008, approximately one-third were low-single digit percentage rate level increases. Additionally, our efficiency at processing premium written from our new business was affected by having to establish and relocate to temporary locations as a result of the Midwest flooding that impacted our home office in June and Hurricane Ike that impacted our Galveston branch office in September.
- The commercial lines pricing environment continues to be competitive, with an average of low-single digit percentage decreases in premium level during the third quarter of 2008. The largest decreases continue to

be in our property lines of business in non-coastal states. Additionally, we continue to experience pressure on renewals, especially mid- to large-size accounts.

- The personal lines pricing environment also continues to be competitive both in the auto and homeowners lines of business. A double-digit percentage rate increase in the homeowners line of business in Louisiana, which is effective in the fourth quarter of 2008, will likely help bolster our homeowners premium level in future quarters.
- Policy retention remained strong in both personal and commercial lines of business, with a slight increase of approximately 1.7 percent for the three months ended September 30, 2008, as compared to the same period in 2007.
- Investment income in the third quarter of 2008 as compared to the same period in 2007 remained relatively flat. However, for the nine months ended September 30, 2008, investment income decreased $7.6 million or 23.2 percent, as compared to the same period in 2007, due to lower market interest rates and a decrease in the market value of our investments in limited liability partnerships. The change in fair value of these securities is recorded to investment income.
- In the third quarter of 2008, we recorded net disaster related charges of $.5 million which is the result of the flood damage our home office sustained in June and the recent damage to our Galveston, Texas branch office which occurred as the result of Hurricane Ike in September. For the nine months ended September 30, 2008, we have incurred disaster charges totaling $4.2 million, which is net of insurance reimbursements totaling $2.9 million for the flood damage to our home office. A portion of the costs incurred by our Galveston branch office will be subject to recovery under our insurance. As of September 30, 2008, no such recovery has been recorded against the expenses incurred.

Nine months ended September 30		2008				2007		
(Dollars in Thousands)		Net Premiums Earned	Net Losses & Loss Settlement Expenses Incurred	Net Loss Ratio		Net Premiums Earned	Net Losses & Loss Settlement Expenses Incurred	Net Loss Ratio
Commercial lines:								
Other liability [1]	$	101,439	$ 60,459	59.6%	$	102,446	$ 40,039	39.1%
Fire and allied lines [2]		82,074	98,427	119.9		88,878	50,677	57.0
Automobile		75,652	51,019	67.4		73,497	48,371	65.8
Workers' compensation		38,950	26,083	67.0		35,930	17,752	49.4
Fidelity and surety		15,649	2,503	16.0		15,252	513	3.4
Miscellaneous		639	130	20.3		642	269	41.9
Total commercial lines	$	314,403	$ 238,621	75.9%	$	316,645	$ 157,621	49.8%
Personal lines:								
Fire and allied lines [3]	$	15,951	$ 29,111	182.5%	$	15,765	$ 10,672	67.7%
Automobile		9,463	7,839	82.8		10,505	5,983	57.0
Miscellaneous		241	747	N/A		234	349	N/A
Total personal lines	$	25,655	$ 37,697	146.9%	$	26,504	$ 17,004	64.2%
Reinsurance assumed	$	5,586	$ 1,957	35.0%	$	8,554	$ 3,355	39.2%
Total	$	345,644	$ 278,275	80.5%	$	351,703	$ 177,980	50.6%

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

For the third quarter of 2008, our combined ratio deteriorated by 37.1 points to 129.0 percent as compared to the third quarter of 2007, due to a higher loss ratio. Year to date, our combined ratio deteriorated by 30.2 points to 110.1 as compared to the same period in 2007. Loss and loss settlement expenses increased $41.7 million or 55.8 percent in the third quarter of 2008, due primarily to an increase in total catastrophe losses.

Life insurance

Life Insurance Financial Results:		Three Months Ended September 30,			Nine Months Ended September 30,	
(Dollars in Thousands)		**2008**	2007		**2008**	2007
Revenues						
Net premiums written [(1)]	$	**10,545**	$ 7,459	$	**28,112**	$ 22,840
Net premiums earned	$	**10,739**	$ 7,766	$	**28,590**	$ 23,842
Investment income, net of investment expenses		**18,068**	19,678		**55,907**	59,587
Realized investment gains (losses)		**(5,878)**	57		**(7,420)**	1,084
Other income		**358**	235		**770**	469
Total Revenues		**23,287**	27,736		**77,847**	84,982
Benefits, Losses and Expenses						
Losses and loss settlement expenses		**3,731**	3,637		**10,181**	12,515
Increase in liability for future policy benefits		**6,696**	3,472		**17,902**	10,468
Amortization of deferred policy acquisition costs		**3,127**	2,428		**8,960**	8,694
Other underwriting expenses		**2,421**	2,049		**6,277**	6,132
Interest on policyholders' accounts		**9,844**	10,645		**30,507**	32,671
Total Benefits, Losses and Expenses		**25,819**	22,231		**73,827**	70,480
Income(loss) before income taxes		**(2,532)**	5,505		**4,020**	14,502
Federal income tax expense (benefit)		**(872)**	1,933		**1,444**	5,093
Net Income (Loss)	$	**(1,660)**	$ 3,572	$	**2,576**	$ 9,409

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Highlights for the Three- and Nine-Month Periods Ended September 30, 2008 and 2007:

- Net premiums earned increased in both the third quarter of 2008 and year to date, due to the growth in sales of our traditional products, primarily single premium whole life insurance.
- In the first nine months of 2008, we experienced a net cash outflow of $58.1 million related to our annuity business, compared to a $73.2 million net cash outflow during the first nine months of 2007.
- Investment income decreased $1.6 million in the third quarter of 2008 and $3.7 million in the first nine months of 2008, as compared to the same periods in 2007. The decreases were primarily due to lower market interest rates in 2008, as compared to 2007 as well as the contraction of our annuity business.
- In the third quarter of 2008 we incurred realized investment losses of $5.9 million as compared to realized investment gains of $.1 million in the same period of 2007, primarily due to the write down of Lehman Brothers fixed maturity securities. Year to date, we have incurred realized losses totaling $7.4 million as compared to realized investment gains of $1.1 million in the same period of 2007, due primarily to the write down of Lehman Brothers fixed maturity.
- The liability for future policy benefits was $3.2 million greater in the third quarter of 2008 and $7.4 million greater for the first nine months of 2008, as compared to the same periods in 2007, primarily due to an increase in sales of our traditional life insurance products.
- The reduction in annuity balances was a major contributor to the decrease in interest on policyholders' accounts in 2008 as compared to 2007, together with a decline in credited interest rates on in-force annuity contracts.

Consolidated investment and equity information

Investment income decreased by 12.2 percent to $81.1 million in the first nine months of 2008, as compared to the first nine months of 2007. The decrease between years was the result of the lower market interest rates for this period in 2008 as compared to the same period in 2007 as well as the contraction of our annuity business.

Realized investment gains and losses decreased $8.7 million in the first nine months of 2008, as compared to the first nine months of 2007, due primarily to the write down of Lehman Brothers fixed maturity securities, which were held by our life insurance segment.

As of September 30, 2008, we recorded net unrealized gains, after tax, of $38.7 million, compared to $85.6 million at December 31, 2007. In the first nine months of 2008, depressed bond and stock prices, particularly our holdings of investments in financial institutions, contributed to the decrease in unrealized gains. Subsequent to the end of the third quarter, the Dow Jones Industrial Average continued to decline and closed on October 17, 2008, at a value that was approximately 2,000 points down from September 30, 2008, resulting in further unrealized losses in our equity portfolio. While none of the affected investments have been identified as impaired, we continue to closely monitor current market conditions and evaluate the long-term impact of this recent market volatility on all of our investment holdings.

During the first nine months of 2008, we repurchased a total of 423,992 shares of our common stock for $11.9 million at an average price per share of $28.16. On August 15, 2008, the Board of Directors granted an additional authorization of up to 500,000 shares of common stock under our share repurchase program. As of September 30, 2008, we had authorization from the Board of Directors to repurchase an additional 765,675 shares of our common stock.

Non-GAAP financial measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income (loss) is net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of net operating income to that of other companies. We include this measurement because we believe it illustrates the performance of normal, ongoing operations, which is important in understanding and evaluating our financial condition and results of operations.

(Dollars in Thousands Except Per Share Data)	Three Months Ended September 30,				Nine Months Ended September 30,			
	2008		2007		**2008**		2007	
Net income (loss)	$	**(16,826)**	$	19,071	$	**1,778**	$	84,933
After-tax realized (gains) losses		**2,701**		(566)		**2,837**		(2,837)
Operating income (loss)	$	**(14,125)**	$	18,505	$	**4,615**	$	82,096
Basic earnings (loss) per share	$	**(0.63)**	$	0.69	$	**0.07**	$	3.07
Operating income (loss) per share		**(0.53)**		0.67		**0.17**		2.97

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, net of what we are charged for reinsurance policies. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for reinsurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. We report premiums written applicable to the unexpired term of a policy as unearned premium subject to reinsurance. We evaluate premiums written as a measure of business production for the period under review.

(Dollars in Thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2008		2007		**2008**		2007
Net premiums written	$	**122,440**	$	119,527	$	**384,519**	$	384,163
Net change in unearned premium		**5,870**		7,665		**(9,365)**		(5,628)
Net change in prepaid reinsurance premium		**(293)**		(204)		**(920)**		(2,990)
Net premiums earned	$	**128,017**	$	126,988	$	**374,234**	$	375,545

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(Dollars in Thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2008		2007		**2008**		2007
ISO catastrophes [1]	$	**35,124**	$	4,610	$	**50,746**	$	9,941
Non-ISO catastrophes		**1,619**		179		**2,376**		495
Total catastrophes [1]	$	**36,743**	$	4,789	$	**53,122**	$	10,436

(1) This number does not include $10.8 million that was incurred in the second quarter of 2008 from a lawsuit related to Hurricane Katrina.

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

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United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 16th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the third consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008 and in our report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 4, 2008. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.